UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Seagate Technology

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G7945J104 (CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7945J104	Page 2 of 5

1.	Name of Reporting Person:

Silver Lake Technology Investors Cayman, L.P.; Silver Lake Investors Cayman, L.P.; Silver Lake Partners Cayman, L.P.; and Silver Lake (Offshore) AIV GP Ltd. (collectively, the “SLP Affiliates”)

I.R.S. Identification Nos. of above persons (entities only):

Not required
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization:

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power:

10,680,538 (1)
6. Shared Voting Power:

0
7. Sole Dispositive Power:

10,680,538 (1)
8. Shared Dispositive Power:

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

10,680,538 (1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percent of Class Represented by Amount in Row (9):

1.9% (2)
12.	Type of Reporting Person (See Instructions):

PN

(1)	The sole general partner of each of Silver Lake Partners Cayman, L.P. and Silver Lake Investors Cayman, L.P. is Silver Lake Technology Associates Cayman, L.P. The sole general partner of each of Silver Lake Technology Associates Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. is Silver Lake (Offshore) AIV GP Ltd. The shareholders of Silver Lake (Offshore) AIV GP Ltd. are James A. Davidson, Glenn H. Hutchins, David J. Roux, Alan K. Austin and Integral Capital Partners SLP LLC. The number of shares reported herein excludes 41,666 shares issuable upon exercise of options within 60 days of December 31, 2006 issued in connection with director compensation that may be deemed to be beneficially owned by Mr. Davidson. Under Mr. Davidson’s arrangements with respect to director compensation, the shares issuable upon exercise of these options are expected to be assigned by Mr. Davidson to, and issued in the name of, Silver Lake Technology Management, L.L.C.
(2)	Percentage ownership has been determined based on 547,751,071 common shares outstanding as of January 27, 2007. Each common share is entitled to one vote.

CUSIP No. G7945J104	Page 3 of 5

Item 1	(a).	Name of Issuer:

Seagate Technology (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

c/o M&C Corporate Services Limited P.O. Box 309GT Ugland House South Church Street George Town, Grand Cayman Cayman Islands

Item 2	(a).	Name of Person(s) Filing:

The persons filing this Schedule are Silver Lake Technology Investors Cayman, L.P.; Silver Lake Investors Cayman, L.P.; Silver Lake Partners Cayman, L.P.; and Silver Lake (Offshore) AIV GP Ltd. (the “SLP Affiliates”).

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

For purposes of this filing, the address of the principal business office of the SLP Affiliates is 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

Item 2	(c).	Citizenship:

See Item 4 of each cover page.

Item 2	(d).	Title of Class of Securities:

This Schedule relates to the common shares, par value $0.00001 per share, of Seagate Technology.

Item 2	(e).	CUSIP Number:

G7945J104.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. G7945J104	Page 4 of 5

Item 4.	Ownership.

(a) Amount beneficially owned:

See Item 9 of the cover page.

(b) Percent of class:

See Item 11 of the cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

As of December 31, 2006, the SLP Affiliates have ceased to be the beneficial owner of more than five percent of any class of the Issuer’s securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G7945J104	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

SILVER LAKE TECHNOLOGY INVESTORS CAYMAN, L.P.

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Director

SILVER LAKE INVESTORS CAYMAN, L.P.

By:	Silver Lake Technology Associates Cayman, L.P., its general partner

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Director

SILVER LAKE PARTNERS CAYMAN, L.P.

By:	Silver Lake Technology Associates Cayman, L.P., its general partner

By:	Silver Lake (Offshore) AIV GP Ltd., its general partner

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Director

SILVER LAKE (OFFSHORE) AIV GP LTD.

By:	/s/ Alan K. Austin
Name:	Alan K. Austin
Title:	Director